FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary shares at a price of £ 10.96 per Ordinary share on 9 July 2009 through the Company's Share Reward Plan ("the Plan"):

Mr A P Witty	Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)

Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)

Mr J S Heslop	Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)

Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)

Mr S M Bicknell	Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)

Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)

Mr E J Gray	Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)

Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)

Mr S A Hussain	Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)

Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)

Mr D Learmouth	Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)

Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)

Mr D S Redfern	Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)

Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)

Ms C Thomas	Acquisition of 12 Ordinary shares under the partnership element of the Plan (personal contribution)

Acquisition of 12 Ordinary shares under the matching element of the Plan (Company contribution)

The Company and the above-mentioned persons were advised of this information on 10 July 2009.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy Company Secretary

10 July 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 10 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc